Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on August 5, 2021. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 4, 2021.
We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report on Form 6-K to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated statements of operations for the three months ended June 30, 2021 and 2020 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3972 and £1.00 to $1.2415 respectively. Our consolidated statements of operations and cash flows for the six months ended June 30, 2021 and 2020 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3879 and £1.00 to $1.2610 respectively. Our consolidated balance sheets as of June 30, 2021 and December 31, 2020 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3835 and £1.00 to $1.3663, respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Unless otherwise indicated or the context otherwise requires, all references to “Autolus,” the “Company,” “we,” “our,” “us” or similar terms refer to Autolus Therapeutics plc and its consolidated subsidiaries.
The statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Overview

We are a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using our broad suite of proprietary and modular T cell programming technologies, we are engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. We believe our programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.

In recent years, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from government grants and sales of our equity securities, including the net proceeds from our initial public offering of American Depository Shares, or ADSs, in June 2018 as well as from follow-on public offerings of our ADSs. From our inception in 2014 through June 30, 2021, we have received aggregate net proceeds of $652.6 million from sales of our equity securities. We do not expect to generate significant revenue unless and until we obtain marketing approval for and commercialize one of our product candidates.

Since our inception, we have incurred significant operating losses. For the six months ended June 30, 2021 and 2020, we incurred a net loss of $66.4 million and $61.9 million, respectively, and had an accumulated deficit of $445.7 million as of June 30, 2021.

We expect to continue to incur significant expenses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates. Furthermore, we have incurred and expect to continue to incur, additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our drug candidates or delay our pursuit of potential in-licenses or acquisitions.

As of June 30, 2021, we had cash on hand of $216.4 million. Based on our current clinical development plans, we believe our existing cash and cash equivalents will be able to fund our current and planned operating expenses and capital expenditure requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our available capital resources sooner than we expect.

Recent Developments

ATM Facility

On September 18, 2020, we entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which we may, at our option, offer and sell ADSs having an aggregate offering price of up to $100 million from time to time through Jefferies, acting as sales agent. Any such sales made through our sales agent can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. We have agreed to pay Jefferies a commission of 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. During the three months ended June 30, 2021, we issued an aggregate of 2,069,466 ADSs under the Sales Agreement for net proceeds, after underwriting discounts and offering expenses, of $14.3 million. During the six months ended June 30, 2021 we issued an aggregate of 3,787,972 ADSs under the Sales Agreement for net proceeds, after underwriting discounts and offering expenses, of $29.6 million

COVID-19 Response

In response to the ongoing coronavirus 2019, or COVID-19, pandemic, we established a cross-functional task force and have implemented business continuity plans designed to address and mitigate its impact on our employees and business. While we have not experienced any significant financial impact to date, the overall disruption caused by the COVID-19 pandemic on global healthcare systems, and the other risks and uncertainties associated with the pandemic, could cause our business, financial condition, results of operations and growth prospects to be materially adversely affected.

In March 2020, our global workforce transitioned to working remotely with the exception of research and clinical trial related activities that required laboratory-based activity or manufacturing. We implemented protocols and procedures to ensure the safety of our employees working on site, including requirement to wear personal protective equipment, temperature checks at entry and offered COVID-19 testing for any employee with symptoms or at suspected risk of exposure to virus. In June 2020, we began the implementation of our workplace re-entry plan, based on a phased approach that is principles-based and local in design, with a focus on continuity of patient treatment and working to bring the workforce back on-site safely. We have also implemented policies to control and limit office and lab access in line with government guidelines and for contact tracing if needed. We will continue to monitor guidance, particularly as restrictions ease, to ensure best practice approaches are adopted in order that we minimize risk to our employees and business.

We continue to track COVID-19 developments in Europe and the United States closely for their potential impact on our clinical trial sites, logistics and supply chain to ensure we can continue to maintain clinical trial conduct and data integrity. As the patients in our clinical trials are severely immune suppressed as a consequence of their underlying disease and the treatment they receive in the trials, we are also monitoring other transmissible infectious diseases, including influenza.

Realignment of Program Prioritization and Corporate Adjustments

In January 2021, we announced the restructuring of our R&D strategy and namely, the prioritization of the AUTO1 program. We intend to seek a partner for the AUTO3 program before progressing AUTO3 into its next phase of development. We also announced an adjustment of our workforce and infrastructure footprint during the first quarter of 2021, which involved an overall reduction in headcount of approximately 20%. This reduction in headcount is now complete.

Re-alignment of Manufacturing Operations

In March 2021, we announced our plans to establish global commercial launch capacity in the United Kingdom as opposed to the United States, enabling us to leverage the expertise and skill base of our U.K.-based employees. Our proposed manufacturing growth in the United Kingdom will be supported by a combination of the extension of our existing clinical trial manufacturing facility at The Cell and Gene Therapy Catapult (CGTC) facility as well as a new Autolus facility. This revised strategy aims to deliver a less capital-intensive commercial manufacturing infrastructure at a lower cost base. In conjunction with this new strategy, we terminated our lease for the manufacturing and office facility in Rockville, Maryland. The mutual termination triggered a cash payment of $2.0 million to us and ended all of our prior payment obligations under the lease. We disposed of leasehold improvements in connection with the termination of the lease and expensed $2.4 million in the condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2021.

Components of Our Results of Operations

Grant Income

Grant income consists of proceeds from government research grants used to perform specific research and development activities. We recognize grant income over the period in which we recognize the related costs covered under the terms and conditions of the grant. We have received grants from the U.K. government, which are repayable under certain circumstances, including breach or noncompliance with the terms of the grant. For grants with refund provisions, we review the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income. We have concluded that the likelihood of any repayment events included in our current grants is remote.

License Revenue

We account for our revenue pursuant to the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”).

The Company has no products approved for commercial sale and have not generated any revenue from commercial product sales. The total revenue to date has been generated principally from license agreements. The terms of the agreement which was entered into during the three months ended June 30, 2021, included a non-refundable upfront license fee, options for future commercial licenses, payments based upon achievement of clinical development and regulatory objectives, payments based upon achievement of certain levels of product sales, and royalties on product sales. The Company recorded $1.5 million of license revenue for the three and six months ended June 30, 2021. The Company did not record any license revenue for the three and six months ended June 30, 2020.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our agreements, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) we satisfy each performance obligation.

License Fees and Multiple Element Arrangements

If a license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable, upfront fees allocated to the license at such time as the license is transferred to the licensee and the licensee is able to use, and benefit from, the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligations to determine whether the combined performance obligations are satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.

Appropriate methods of measuring progress include output methods and input methods. In determining the appropriate method for measuring progress, we consider the nature of service that we promise to transfer to the customer. When we decide on a method of measurement, we will apply that single method of measuring progress for each performance obligation satisfied over time and will apply that method consistently to similar performance obligations and in similar circumstances.

Customer Options
If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options that are not determined to be material rights are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. We evaluate the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. We allocate the transaction price to material rights based on the relative standalone selling price, which is determined based on any identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised. During the three and six months ended June 30, 2021 the company did not recognize any revenue related to customer options.

Contingent Research Milestone Payments

ASC Topic 606 constrains the amount of variable consideration included in the transaction price in that either all, or a portion, of an amount of variable consideration should be included in the transaction price. The variable consideration amount should be included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The assessment of whether variable consideration should be constrained is largely a qualitative one that has two elements: the likelihood of a change in estimate, and the magnitude thereof. Variable consideration is not constrained if the potential reversal of cumulative revenue recognized is not significant, for example.

If the consideration in a contract includes a variable amount, we will estimate the amount of consideration in exchange for transfer of promised goods or services. The consideration also can vary if our entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event. We consider contingent research milestone payments to fall under the scope of variable consideration, which should be estimated for revenue recognition purposes at the inception of the contract and reassessed ongoing at the end of each reporting period.

We assess whether contingent research milestones should be considered variable consideration that should be constrained and thus not part of the transaction price. This includes an assessment of the probability that all or some of the milestone revenue could be reversed when the uncertainty around whether or not the achievement of each milestone is resolved, and the amount of reversal could be significant.

GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. We consider all relevant factors.
Royalty Revenue
For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Operating Expenses

Research and Development Expenses
Research and development expenses consist of costs incurred in connection with the research and development of our product candidates, which are partially offset by U.K. research and development expenditure tax credits provided by Her Majesty’s Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses include:
•expenses incurred under agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;
•employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
•expenses incurred for outsourced professional scientific development services;
•costs for laboratory materials and supplies used to support our research activities;
•allocated facilities costs, depreciation and other expenses, which include rent and utilities; and
•upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.
We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.
Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants and CROs in connection with our preclinical development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and development as well as for managing our preclinical development, process development, manufacturing and clinical development activities.

The following tables provide additional detail on our research and development expenses:

	Three Months Ended June 30,
	2021	2020	Change
	(in thousands)
Direct research and development expenses
B cell malignancies (AUTO1 & AUTO3)	$6,292	$6,860	$(568)
Other projects (AUTO 4, 5, 6, 7, & 8)	1,171	715	456
Total direct research and development expense	$7,463	$7,575	$(112)

Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	12,254	14,378	(2,124)
Indirect research and development expense	12,414	9,375	3,039
Total research and development expenses	$32,131	$31,328	$803

	Six Months Ended June 30,
	2021	2020	Change
	(in thousands)
Direct research and development expenses
B cell malignancies (AUTO1 & AUTO3)	$11,704	$12,446	$(742)
Other projects (AUTO 4, 5, 6, 7, & 8)	2,407	1,027	1,380
Total direct research and development expense	$14,111	$13,473	$638

Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	24,802	29,641	(4,839)
Indirect research and development expense	23,949	19,501	4,448
Total research and development expenses	$62,862	$62,615	$247

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next few years as we increase personnel costs, initiate and conduct additional clinical trials and prepare regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.
The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from sales of any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization activities, including the uncertainty of:

•the scope, progress, outcome and costs of our clinical trials and other research and development activities, including establishing an appropriate safety profile with IND enabling studies;

•successful patient enrollment in, and the initiation and completion of, clinical trials;
•the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
•development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial manufacturing;
•obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•significant and changing government regulation;
•launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;
•maintaining a continued acceptable safety profile of the product candidates following approval; and
•significant competition and rapidly changing technologies within the biopharmaceutical industry.
We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if a regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate. Commercialization of our product candidates will take several years and millions of dollars in development costs.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance, legal and administrative functions. General and administrative expenses also include allocated facility-related costs, patent filing and prosecution costs and professional fees for marketing, insurance, legal, consulting, accounting and audit services.
We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the planned development of our product candidates. We anticipate continued increased costs associated with being a public company listed in the United States, including accounting, audit, legal, regulatory and compliance expenses associated with maintaining compliance with Nasdaq listing rules and SEC requirements, director and officer insurance premiums, and higher investor and public relations costs.
Additionally, if we believe a regulatory approval of one of our product candidates appears likely, we would anticipate an increase in payroll and third party expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.
Other (Expense) Income

Other income (expense) consists primarily of interest income earned on our cash balances held at commercial banks and foreign currency transaction gains (losses). In the three and six months ended June 30, 2021 and 2020, other income also included gains recognized on termination of leases, subleases, and a lease incentive.

Income Tax Benefit

We are subject to corporate taxation in the United Kingdom and in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax benefit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC reflected in our financial statements for the six months ended June 30, 2021 was 10.5%. We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced CRO costs and utilities costs incurred as part of research projects, and do not equate directly to our reported research and development expenses. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
We may not be able to continue to claim research and development tax credits under the SME regime in the future because we may no longer qualify. However, we should continue to be able to make claims under the RDEC regime.
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of United Kingdom taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of $252.8 million as of June 30, 2021. The Company carries a $1.6 million deferred tax asset balance related to the U.S. entity. We have recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. The change in the UK tax rate to 25% from 1 April 2023, enacted in the quarter, does not impact our results because the UK is in a full valuation allowance position.
In the event we generate revenues in the future, we may benefit from the United Kingdom “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.
Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.

Results of Operations

Comparison of Three Months Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the three months ended June 30, 2021, and 2020 (in thousands):

	Three Months Ended June 30,
	2021	2020	Change
Grant income	$138	$293	$(155)
License revenue	1,507	—	1,507
Operating expenses:
Research and development	(32,131)	(31,328)	(803)
General and administrative	(7,237)	(8,509)	1,272
Total operating expenses, net	(37,723)	(39,544)	1,821
Other income (expense):
Interest income (expense)	42	(47)	89
Other (expense) income	(1,849)	525	(2,374)
Total other income, net	(1,807)	478	(2,285)
Net loss before income tax	(39,530)	(39,066)	(464)
Income tax benefit	6,357	7,021	(664)
Net loss attributable to ordinary shareholders	$(33,173)	$(32,045)	$(1,128)

Grant Income

Grant income decreased from $0.3 million to $0.1 million for the three months ended June 30, 2021. The decrease is due to a corresponding decrease in reimbursable expenditures.

License Revenue
The $1.5 million of license revenue relates to the grant of a license in the three months ended June 30, 2021.

Research and Development Expenses

Research and development expenses increased to $32.1 million for the three months ended June 30, 2021 from $31.3 million for the three months ended June 30, 2020. Cash costs, which exclude depreciation and amortization as well as share-based compensation, increased to $29.2 million from $26.5 million. The increase in research and development cash costs of $2.7 million consisted primarily of (i) an increase in compensation and employment related costs of $0.7 million due to severance payments related to the reduction in workforce that started in the first quarter, and offset by a reduction in employment costs due to a decrease in headcount, (ii) an increase of $1.0 million in facilities costs related to the continued scaling of manufacturing operations, (iii) an increase of $0.9 million related to purchased materials, (iv) an increase of $0.3 million related to cell logistics, and (v) an increase of $0.3 million related to IT infrastructure and support for information systems related to the conduct of clinical trials and manufacturing operations. This was offset by a decrease of $0.4 million in clinical costs and $0.1 million of legal expenses.

Non-cash costs decreased to $2.9 million for the three months ended June 30, 2021 from $4.8 million for the three months ended June 30, 2020. The decrease is primarily related to share-based compensation expense included in research and development expenses, which decreased by $2.8 million as a result of the lower fair value of stock options recognized during the period, combined with forfeitures of incentive share options and unvested RSUs related to employees affected by the reduction in workforce. This was offset by an increase in depreciation of $0.9 million.

General and Administrative Expenses

General and administrative expenses decreased to $7.2 million for the three months ended June 30, 2021 from $8.5 million for the three months ended June 30, 2020. Cash costs, which exclude depreciation expense as well as share-based expense compensation decreased to $6.6 million from $6.7 million. The decrease in general and administrative cash costs of $0.1 million related to decreases of (i) $0.3 million related to the reduction in workforce that began to take place in the first quarter, which reduced the headcount, and (ii) $0.3 million of expenses related to preparations for becoming a commercial stage company. These decreases were offset by an increase of $0.5 million in legal fees and directors & officers liability insurance premiums.

Non-cash costs decreased to $0.6 million for the three months ended June 30, 2021 from $1.8 million for the three months ended June 30, 2020. The decrease is mainly attributed to share-based compensation expense as a result of the lower fair value of stock options recognized during the period, combined with forfeitures of incentive share options and unvested RSUs related to employees affected by the reduction in workforce.

Other (Expense) / Income

Other income/(expense) decreased by $2.3 million for the three months ended June 30, 2021, from other income of $0.5 million for the three months ended June 30, 2020 to an other expense of $1.8 million. The decrease was primarily due to the weakening of the U.S. dollar exchange rate relative to the pound sterling during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020.

Income Tax Benefit

Income tax benefit decreased to $6.4 million for the three months ended June 30, 2021 from $7.0 million for the three months ended June 30, 2020 due to a decrease in the research and development expenditures which were qualifying for the quarter. As research and development credits fell at a faster rate than our net loss before income tax, this led to a lower effective tax rate. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.
Comparison of Six Months Ended June 30, 2021 and 2020
The following table summarizes our results of operations for the six months ended June 30, 2021, and 2020 (in thousands):

	Six Months Ended June 30,
	2021	2020	Change
Grant income	$407	$631	$(224)
License revenue	1,507	—	1,507
Operating expenses:
Research and development	(62,862)	(62,615)	(247)
General and administrative	(15,975)	(16,123)	148
Loss on disposal of leasehold improvements	(672)	—	(672)
Total operating expenses, net	(77,595)	(78,107)	512
Other income (expense):
Interest income	85	463	(378)
Other (expense) income	(1,011)	5,009	(6,020)
Total other income, net	(926)	5,472	(6,398)
Net loss before income tax	(78,521)	(72,635)	(5,886)
Income tax benefit	12,081	10,717	1,364
Net loss attributable to ordinary shareholders	(66,440)	(61,918)	$(4,522)

Grant Income

Grant income decreased to $0.4 million for the six months ended June 30, 2021 compared to $0.6 million for the six months ended June 30, 2020. The decrease in grant income of $0.2 million was related to a decrease in reimbursable expenditures.

License Revenue
The $1.5 million of license revenue relates to the grant of a license in the six months ended June 30, 2021.

Research and Development Expenses

Research and development expenses increased to $62.9 million for the six months ended June 30, 2021 from $62.6 million for the six months ended June 30, 2020. Cash costs, which exclude depreciation and amortization as well as share-based compensation, increased to $59.9 million from $52.1 million. The increase in research and development cash costs of $7.8 million consisted primarily of (i) an increase in compensation and employment related costs of $4.2 million due to a combination of an increase in employee headcount to support the advancement of our product candidates in clinical development and severance payments related to the reduction in workforce that began to take place during the first quarter, (ii) an increase of $3.2 million in facilities costs related to the continued scaling of manufacturing operations, (iii) an increase of $0.7 million related to cell logistics, (iv) an increase of 0.4 million in support for information systems related to the conduct of clinical trials and manufacturing operations, and (v) an increase of $0.3 million in purchased materials. These increases were offset by a decrease in the amount of $0.8 million in clinical costs and of $0.2 million in legal fees.

Non-cash costs decreased to $3.0 million for the six months ended June 30, 2021 from $10.6 million for the six months ended June 30, 2020. The decrease is primarily related to share-based compensation expense included in research and development expenses, which decreased by $9.1 million as a result of lower fair value of stock options recognized in there period, combined with forfeitures of incentive share options and unvested RSUs related to employees affected by the reduction in workforce. This was offset by an increase of $1.5 million in depreciation.

General and Administrative Expenses

General and administrative expenses decreased to $16.0 million for the six months ended June 30, 2021 from $16.1 million for the six months ended June 30, 2020. Cash costs, which exclude depreciation expense as well as share-based expense compensation increased to $14.2 million from $12.5 million. The increase in general and administrative cash costs related to an increase of (i) $0.4 million in facilities cost, (ii) an increase of $1.1 million in legal fees and directors & officers liability insurance premiums, (iii) an increase of $0.1 million of expenses for IT and telecoms.

Non-cash costs decreased to $1.8 million for the six months ended June 30, 2021 from $3.6 million for the six months ended June 30, 2020. The decrease is primarily attributed to both the lower fair value of stock options recognized during the period and the forfeitures of incentive share options and unvested RSUs related to employees affected by the reduction in workforce. This was offset by an increase of $0.1 million in depreciation.

Loss on Disposal of Leasehold Improvements

Loss on disposal of leasehold improvements of $0.7 million related to the leasehold improvements no longer being utilized in the facility in White City, London.

Interest Income

Interest income decreased to 0.1 million for the six months ended June 30, 2021 compared to $0.5 million for the six months ended June 30, 2020. This decrease is due to the lower interest rates for cash held on deposit.

Other Income /(expense)

Other income/(expense) decreased from an other income of $5.0 million to an other expense of $1.0 million for the six months ended June 30, 2021. There was a decrease of $8.0 million primarily due to the weakening of the U.S. dollar exchange rate relative to the pound sterling during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, offset by gains on lease terminations of $2.0 million, net of the related expenses.

Income Tax Benefit

Income tax benefit increased to $12.1 million for the six months ended June 30, 2021 from $10.7 million for the six months ended June 30, 2020 due to increased R&D expenses, which led to a higher effective tax rate. As research and development credits grew at a faster rate than our net loss before income tax, this led to a higher effective tax rate. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

Liquidity and Capital Resources

Since our inception, we have not generated any product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, and seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research, clinical development and potential commercialization activities. As a result, we will need additional capital to fund our operations until such time as we can generate significant revenue from product sales.

We do not currently have any approved products and have never generated any revenue from product sales. We have funded our operations to date primarily with proceeds from government grants and sales of our equity securities. From our inception in 2014 through June 30, 2021, we have received aggregate net cash proceeds of $652.6 million from sales of our equity securities. As of June 30, 2021, we had cash of $216.4 million.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	June 30,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(73,954)	$(50,966)
Net cash used in investing activities	(3,411)	(5,160)
Net cash provided by financing activities	136,878	74,013
Effect of exchange rate changes on cash and restricted cash	2,964	(16,487)
Net increase in cash and restricted cash	$62,477	$1,400

Net Cash Used in Operating Activities

During the six months ended June 30, 2021, operating activities used $74.0 million of cash, resulting from our net loss of $66.4 million, and net cash used resulting from changes in our operating assets and liabilities of $12.8 million, partially offset by non-cash charges of $5.3 million. Net cash used resulting from changes in our operating assets and liabilities for the six months ended June 30, 2021 consisted primarily of a $9.3 million increase in prepaid expenses and other current and non-current assets, $1.5 million of which related to license revenue receivable due to the grant of a license in the period, a decrease in accrued expenses and other liabilities of $4.3 million, and a decrease in accounts payable of $1.3 million. This cash used was offset by a decrease in long term deposits of $0.8 million, and a $1.2 million decrease in right of use assets from amortization and lease liabilities, net.

During the six months ended June 30, 2020, operating activities used $51.0 million of cash, resulting from our net loss of $61.9 million, and net cash used resulting from changes in our operating assets and liabilities of $3.0 million, partially offset by non-cash charges of $14.0 million. Net cash used resulting from changes in our operating assets and liabilities for the six months ended June 30, 2020 consisted primarily of a $3.2 million increase in prepaid expenses and other assets, current and non-current, an increase in accrued expenses and other liabilities of $1.2 million, a decrease in accounts payable of $1.3 million, an increase in long-term deposits of $0.5 million and an increase of $0.7 million in right of use assets from amortization and lease liabilities, net.

Net Cash Used in Investing Activities

During the six months ended June 30, 2021 and 2020, we used $3.4 million and $5.2 million, respectively, of cash in investing activities, all of which consisted of purchases of property and equipment.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2021, net cash provided by financing activities was $136.9 million, consisting primarily of the proceeds from sales pursuant to our Sales Agreement, with Jefferies LLC and our February 2021 follow-on offering, net of issuance costs. There was minimal cash provided by employee stock option exercises.

During the six months ended June 30, 2020 net cash provided by financing activities was $74.0 million, consisting of $74.0 million net cash proceeds from our January 2020 follow-on offering, net of issuance costs. There was minimal cash provided by employee stock option exercises.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we:

•seek regulatory approvals for any product candidates that successfully complete preclinical and clinical trials;

•establish a sales, marketing and distribution infrastructure in anticipation of commercializing of any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•hire additional clinical, medical and development personnel;

•expand our infrastructure and facilities to accommodate our growing employee base; and

•maintain, expand and protect our intellectual property portfolio.

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, clinical costs, external research and development services, laboratory and related supplies, legal and other regulatory expenses, and administrative and overhead costs. Our future funding requirements will be heavily determined by the resources needed to support development of our product candidates. We currently have no ongoing material financing commitments, such as lines of credit or guarantees, which are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments.

Based on our current clinical development plans, we believe our existing cash of $216.4 million at June 30, 2021 will be sufficient to fund our current and planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•the scope, progress, outcome and costs of our clinical trials and other research and development activities;

•the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•the costs and timing of hiring new employees to support our continued growth;

•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

•the extent to which we in-license or acquire additional product candidates or technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings. To the extent that we raise additional capital through the sale of equity, the ownership interest of existing shareholders will be diluted. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

Our condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our condensed consolidated financial statements appearing in Exhibit 99.1 of this Report on Form 6-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our condensed consolidated financial statements.

Share-Based Compensation

We issue ordinary shares as well as options and other securities exercisable for or convertible into ordinary shares or ADSs as incentives to our employees and directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of our 2017 Share Option Plan, or the 2017 Plan, or pursuant to the terms of our 2018 Equity Incentive Plan, or the 2018 Plan. Options granted under the 2017 Plan and 2018 Plan, as well as shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the awards contain specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, or performance awards, once the performance criteria is achieved, the performance awards are then subject to a four-year service vesting with 25% of the performance award vesting on the first anniversary of the performance condition being achieved, with the balance vesting monthly over the remaining three years. For certain members of senior management and directors, the board has approved an alternative vesting schedule for the equity awards. The options granted under the 2017 Plan and 2018 Plan generally expire ten years from the date of grant.

We recognize compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For equity awards that contain both performance and service conditions, we recognize share-based compensation expense ratably over the requisite service period when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance condition as of the reporting date.

Share-based compensation is recognized as an expense in the condensed consolidated financial statements based on the grant date fair value over the requisite service period. For awards granted to our employees and directors that vest based on service conditions, we use the accelerated method to allocate compensation expense to reporting periods. We do not adjust share-based compensation for estimated forfeitures and account for forfeitures when they occur.

We use the fair value of our ordinary shares, determined by reference to the closing price of our ADSs on the Nasdaq Global Select Market on the date of grant, to determine the fair value of restricted share awards.

We use the Black-Scholes option pricing model to estimate the fair value of share options. This option-pricing model requires the input of various subjective assumptions, including the option’s expected life and the price volatility of the security.

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model and applying assumptions used in connection with option grants made during the periods covered by these condensed consolidated financial statements. Assumptions used in the option pricing model include the following:

Expected volatility.  We lack company-specific historical and implied volatility information for our ADSs for expected terms greater than 3 years. Therefore, we use a combination of the historical volatility of our ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded security price.

Expected term.  The expected term of options granted represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns. The expected term of our share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.

Risk-free interest rate.  The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

Expected dividend.  Expected dividend yield of zero is based on the fact that we have never paid cash dividends on ordinary shares and do not expect to pay any cash dividends in the foreseeable future.

Fair value of ordinary shares. The fair market value of our ADSs underlying the option is equal to the closing price of the ADSs on the Nasdaq Global Select market on the date the grant is approved by the Board.

Income Taxes

We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the financial statements and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

We are subject to corporate income taxes in the United Kingdom and the United States. The calculation of our tax provision involves the application of U.K. tax law and requires judgment and estimates.

We evaluate the realizability of our deferred tax assets at each reporting date, and we establish a valuation allowance when it is more likely than not that all or a portion of our deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more likely than not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more likely than not sustainable, based solely on their technical merits, upon examination, and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets.

Deferred Tax and Current Tax Credits

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax credits are accrued for the year based on calculations that conform to the U.K. research and development tax credit regime, under both the SME and large company regimes. We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded.

We may not be able to continue to claim research and development tax credits under the SME regime in the future because we may no longer qualify as a small or medium-sized company. However, we should continue to be able to make claims under the RDEC regime.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. No deferred tax assets are recognized on our losses carried forward and other attributes because there is currently no indication that we will make sufficient profits to utilize these attributes.

Accrued Research and Development Expenses

As part of the process of preparing our condensed consolidated financial statements, we are required to estimate accruals for research and development expenses. This process involves reviewing and identifying services which have been performed by third parties on our behalf and determining the value of these services. In addition, we make estimates of costs incurred to date but not yet invoiced, in relation to external clinical research organizations and clinical site costs. We analyze the progress of clinical trials, including levels of patient enrollment, invoices received and contracted costs, when evaluating the adequacy of the accrued liabilities for research and development. We make judgments and estimates in determining the accrued balance in any accounting period.

JOBS Act

The Jumpstart Our Business Startups Act, or the JOBS Act, provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

We also currently rely on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

These exemptions will apply until December 31, 2023 or, if earlier, until we no longer satisfy the conditions for being an emerging growth company.

Recent Accounting Pronouncements Adopted

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our condensed consolidated financial statements included in Exhibit 99.1 of this Report on Form 6-K.